

PRESENTATION OF THE BARINGTON GROUP

June 2016

Important Disclosures

This presentation is for general informational purposes only and is not intended for distribution to or use by any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. The views expressed herein represent the opinions of Barington, whose analysis is based on publicly available information. Certain financial information and data used herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or from other sources the Barington Group believes are reliable. The Barington Group shall not be responsible or have and liability for any inaccurate information contained in any SEC filing or third party report. Furthermore, Barington disclaims any obligation to update the information contained herein and reserves the right to modify or change any of its opinions and conclusions at any time in the future.

The Barington Group has neither sought nor obtained consent from any third party to use previously published information as proxy soliciting material. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No representation or warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among the Barington Group and any third party or parties by virtue of furnishing this presentation.

This presentation does not recommend the purchase or sale of any security nor is it an offer to sell or a solicitation of an offer to buy any security, including an interest in any fund or investment vehicle managed by Barington. Furthermore, this presentation is not intended to be, nor should it be construed or used as, investment, tax or legal advice. No representation or warranty is made that Barington's investment process or investment objectives will or are likely to be achieved or successful or that Barington's investments will make any profit or will not sustain losses. Past performance is not indicative of future results. Furthermore, the preparation and distribution of this presentation should not be taken as any form of commitment on the part of Barington to take any action in connection with the company discussed herein. Barington is in the business of buying and selling securities. It has, and may in the future, buy, sell or change the form of its position in the company discussed herein for any or no reason whatsoever. There is no assurance or guarantee with respect to the prices at which any securities discussed herein will trade, and such securities may not trade at prices that may be implied herein.

The case studies contained herein are provided for discussion purposes only. These case studies do not constitute all of the investments made by Barington and are not necessarily representative of every investment Barington has made. Furthermore, the information presented in the case studies is not necessarily complete.

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BARINGTON

Important Disclosures

Any assumptions, assessments, estimates, projections or the like contained herein (collectively, "Statements") regarding future events or which are forward-looking in nature constitute only subjective views, outlooks or estimations, are based upon Barington's expectations or beliefs, are subject to change due to a variety of factors, including fluctuating market conditions and economic factors, and involve inherent risks and uncertainties, many of which cannot be predicted or quantified and are beyond Barington's control. Actual results could differ materially from those set forth in, contemplated by, or underlying these Statements. In light of these risks and uncertainties, there can be no assurance and no representation is given that these Statements are now or will prove to be accurate or complete in any way.

The Barington Group has filed a definitive proxy statement and an accompanying BLUE proxy card with the SEC on June 13, 2016 to be used to solicit proxies in connection with the election of its nominees at the 2016 Annual Meeting of Shareholders of Chico's FAS Inc., a Florida corporation. Information relating to the participants in such proxy solicitation has been included in the definitive proxy statement.

THE BARINGTON GROUP STRONGLY ADVISES ALL SHAREHOLDERS OF CHICO'S FAS INC. TO READ THE DEFINITIVE PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION AND THEIR DIRECT OR INDIRECT INTERESTS. SUCH PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS, ARE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. SHAREHOLDERS MAY ALSO OBTAIN A COPY OF THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS, WITHOUT CHARGE, AT HTTP://WWW.BARINGTON.COM/CHICOS.HTML OR BY CONTACTING BARINGTON'S PROXY SOLICITOR, OKAPI PARTNERS LLC, AT ITS TOLL-FREE NUMBER: (877) 566-1922 OR AT INFO@OKAPIPARTNERS.COM.

If you have any questions, or need any assistance voting the Barington Group's <u>BLUE</u> proxy card, please contact:

OKAPI PARTNERS LLC
Stockholders Call Toll-Free at: (877) 566-1922
E-mail: info@okapipartners.com

BARINGTON

Contents

BARINGTON

Barington Has Helped Many Retail and Apparel Companies Improve Long-term Shareholder Value

- Barington has substantial experience and a successful track record investing in retail, apparel and other consumer focused companies, including:

























AVON
DARDEN
THE CHILDREN'S PLACE
THEJONESGROUP
NAUTICA
WARNACO
Dillard's
stride rite
Payless SHOESOURCE
MAXWELL SHOE COMPANY INC.
STEVE MADDEN
Lancaster Colony

Each of the above companies has shown a meaningful improvement in shareholder value following our involvement

BARINGTON

Barington's Investment in Chico's

- As frequent investors in retail and apparel companies, we have been actively following Chico's for many years and have made investments in the Company from time to time, beginning in December 2013.

- In September 2015, we began investing in Chico's again because we believe its common stock is significantly undervalued, particularly given the Company's long list of positive attributes including:

  - a strong market position in an attractive, underserved market with a loyal customer base;
  - industry-leading store productivity;
  - high gross margins;
  - a healthy balance sheet; and
  - strong cash flow.

- The Barington Group currently beneficially owns over 1.5% of the outstanding common stock of the Company. Chico's is one of Barington's largest investments and we intend to continue to purchase shares at current market prices.

> We are convinced that we can help Chico's substantially improve long-term shareholder value, and that if the Company implements our recommendations, Chico's could more than double its earnings per share in three years, which we estimate could translate to a stock price of approximately $25 to $27 per share.[1]

(1) Please see page 53 for a detailed discussion of Barington's valuation analysis.

BARINGTON

Chico's Has Significantly Underperformed its Peers and the Market as a Whole

The share price performance of Chico's under its current Board of Directors has been extremely disappointing for stockholders. As indicated in the chart below, the Company has significantly underperformed its self-selected peers and the market as a whole over the past one, three, five and ten-year periods:

Total Shareholder Return
Percent change

	1 Year 6/29/15-6/27/16	3 Years 6/28/13-6/27/16	5 Years 6/28/11-6/27/16	10 Years 6/28/06-6/27/16
Chico's	(37.7%)	(36.8%)	(28.6%)	(57.3%)
2016 Peers	(19.8%)	(20.6%)	5.7%	49.7%
S&P 500 Apparel Retail Index	(2.9%)	27.8%	114.0%	238.8%
S&P 500 Index	(0.6%)	32.6%	71.8%	98.8%
Russell 2000 Index	(11.3%)	16.1%	42.9%	81.6%

Source: S&P Capital IQ. Performance information as of the close of business on June 27, 2016. Returns are calculated assuming the reinvestment of dividends. According to the Company's most recent proxy statement, the Company's peer group for fiscal 2016 compensation purposes (the "2016 Peers") consists of Abercrombie & Fitch Co., American Eagle Outfitters, Inc., Ascena Retail Group, Inc., Caleres, Inc., Coach, Inc., DSW Inc., Express, Inc., The Finish Line, Inc., Foot Locker, Inc., Genesco Inc., Guess?, Inc., Kate Spade, L Brands, Inc., Lululemon, The Buckle, Inc., Michael Kors, The Children's Place, Inc., The Gap, Inc. and Urban Outfitters, Inc. The S&P 500 Apparel Retail Index and the S&P 500 Index have been used by the Company for comparison purposes over the past ten years in its annual Form 10-K filings, and the Company is a member of the Russell 2000 Index.

BARINGTON

Under the Board's Watch, the Company's Profitability Has Stagnated Despite an 88% Increase in Sales

- Chico's has struggled to grow its EBITDA between 2006 and 2015 despite the fact that the Company's overall sales have grown by about 88% during this period.

    - During this period, the Company's selling, general and administrative (SG&A) expenses have grown by 129%.

Total Sales vs. EBITDA ($mm)



Source: S&P Capital IQ.

BARINGTON

Despite Recent Initiatives, there is Clearly Much More Work that Needs to be Done

- Chico's is spending approximately $6 million inundating stockholders with proxy solicitation materials (and even a video) claiming that the Company is "now on the right track to enhance shareholder value" and promising a bright future.

- The Company's financial results for the first quarter of fiscal 2016 indicate that Company's operating results are still trending downward:

  - Sales for the first quarter of fiscal 2016 decreased -7.9% from the comparable quarter last year (or -4.4% excluding the impact of Boston Proper);

  - Comparable store sales for the quarter were down -4.2%; and

  - The Company's adjusted earnings per share were down approximately 17% from the comparable period last year and approximately 22% from the comparable period three years earlier.

- The Barington Group has a detailed plan to improve long-term value for stockholders, including:

  - improve merchandising;
  - grow the Soma brand;
  - reduce SG&A expenses;
  - repurchase stock;
  - improve executive compensation; and
  - enhance the Board of Directors.

BARINGTON

We Have Attempted to Work Privately With the Board To No Avail

- As detailed in our proxy statement, we attempted to work privately with representatives of management and the Board to no avail.

- We believe that the Company's Board and its CEO failed to engage with us in good faith.

  - The Board did not interview or meet with James Mitarotonda.

  - The Company's CEO Shelley Broader failed to respond to Mr. Mitarotonda's request to meet with her in Florida or New York.

  - The Board dealt with us in a very perfunctory manner, characterized by directors frequently reading to us from prepared scripts during conference calls.

  - The Board conditioned an in-person meeting between Barington and the Board upon us withdrawing our nomination letter and supporting the Board's nominees.

- The Board has disclosed in its proxy statement that it plans to spend almost $6 million on its aggressive proxy campaign. We believe this is an irresponsible waste of stockholder resources and indicative of a lack of fiscal discipline at the Board.[1]

- We are disappointed that the Company has diverted substantial resources away from improving its share price performance to make false and diversionary statements about us and our nominees.

(1) According to data complied by Activist Insight from the 2014 and 2015 proxy seasons, the average amount spent on proxy campaigns by companies with a market capitalization of $2 billion or less was $2.1 million.

BARINGTON

We Have Serious Concerns About the Board's Nominees, Bonnie Brooks and Janice Fields

Bonnie Brooks

- Ms. Brooks is the Vice Chairman of Hudson's Bay Company, which owns and operates three sizable department store chains that directly compete with the Company: Saks Fifth Avenue, Lord & Taylor and Hudson's Bay.

- We believe that if Ms. Brooks were elected at the Annual Meeting, her service as a director would create a material conflict of interest, if not a potential violation of antitrust laws.

Janice Fields

- While Janice Fields is highly knowledgeable about the fast food industry given her experience as President of McDonald's USA, we do not believe this experience is as relevant to the apparel industry. Furthermore, Ms. Fields has been part of the incumbent Board that has overseen a tremendous destruction of shareholder value.

- She has served as Chair of the Governance and Nominating Committee and we believe she should be held responsible for the committee's nomination of deeply conflicted Bonnie Brooks and its failure to interview all of our highly qualified nominees.

- Ms. Fields has also served as a member of the Compensation and Benefits Committee, which we believe has failed to properly align pay with performance.

BARINGTON

The Barington Group Has Nominated Two Experienced, Independent, Stockholder-Focused Nominees

We believe that our nominees can help Chico's realize its long-term value potential and ensure that stockholder interests are protected in the boardroom.

- Mr. Mitarotonda is the Chairman and CEO of Barington Capital Group, L.P., which has a successful track record investing in retail and apparel companies.
- He is an experienced public company director that has represented stockholder interests on more than a dozen boards.
- Mr. Mitarotonda is collaborative in his approach and has helped numerous public companies improve their long-term financial performance, corporate governance and executive compensation practices.



James A. Mitarotonda

- Ms. Grove has over 40 years of retail industry experience, including serving as Vice Chairman of Macy's, Inc. and as Chairman and CEO of Macy's Merchandising Group, where she was responsible for designing, sourcing, marketing and merchandising Macy's private branded products.
- Ms. Grove can provide invaluable assistance to Chico's through her strong operating and merchandising background, particularly with respect to ways to improve the merchandising efforts of the Company's three brands.



Janet E. Grove

BARINGTON

This Proxy Solicitation is Not a Referendum on the Company's CEO, but the Board's Incumbent Directors

- **Despite what Chico's would have stockholders believe, this proxy solicitation is <u>not</u> a referendum on Ms. Broader, the Company's new CEO.** Ms. Broader will continue as the CEO and as a director of the Company regardless of the outcome of the proxy solicitation, and it is our strong hope and desire that she will be successful.

- **This is a campaign to add experienced, independent, stockholder-focused directors to the Chico's Board to help ensure that the Board thoughtfully considers all options to improve long-term value and that stockholder interests remain paramount in the boardroom.**
  - Five of the nine directors that will be serving after the 2016 Annual Meeting approved the disastrous acquisition of Boston Proper, which resulted in a $200 million loss.
  - We believe that the Board has failed to properly align CEO pay with performance.
  - The Board's incumbent directors lack strong apparel merchandising experience. While Board nominee Bonnie Brooks has apparel experience, we believe she is deeply conflicted.

- Given the disappointing financial and share price performance of the Company under its incumbent directors, as well as the Board's poor record in capital allocation, executive compensation and expense control, we believe that our nominees are best suited to help unlock the Company's long-term value potential and ensure that the interests of Chico's stockholders are protected.

> **This election is about which nominees are best suited to represent and protect stockholder interests in the Chico's boardroom**

BARINGTON

Contents

BARINGTON

2. Background on the Barington Group

- Barington Capital Group, L.P. ("Barington" or "we") is an investment firm that, through its affiliates, manages a value-oriented, activist investment fund that was established by James A. Mitarotonda in January 2000.

- Barington's investment team, advisors and network of industry experts draw upon their extensive strategic, operating and boardroom experience to assist companies in designing and implementing initiatives to improve long-term shareholder value.

- Barington's core area of expertise includes investing in retail, apparel and other consumer focused companies.

- Barington is a long-term investor. Its typical investment time horizon is two to five years, with many investments being held much longer.

- In 2015, Barington was awarded "Best Long-term Activist Investor – USA" by Acquisition International and "Best Event Driven Hedge Fund Under $1 Billion" by HFM.

Barington has a 16-year record of working <u>constructively</u> with the boards and management teams of publicly traded companies to help improve their operations, strategic focus, profitability and corporate governance

BARINGTON

Barington Has Helped Many Retail and Apparel Companies Improve Long-term Shareholder Value

- Barington has substantial experience and a successful track record investing in retail, apparel and other consumer focused companies, including:

























AVON | DARDEN | THE CHILDREN'S PLACE | THEJONESGROUP

NAUTICA | WARNACO | Dillard's | stride rite

Payless SHOESOURCE | MAXWELL SHOE COMPANY INC. | STEVE MADDEN | Lancaster Colony

Each of the above companies has shown a meaningful improvement in shareholder value following our involvement

BARINGTON

Barington has a Record of Helping Improve Value as a Long-term, Value-added Shareholder

"I do think [Mitarotonda] was very helpful in challenging the Dillard's board and the Dillard's way...He's helped the Dillard's company, the Dillard's family....If you have a company that's not doing well and it has not done well for several years, I would welcome somebody like that, who I believe is analytical and looks at lots of different companies."

— *Allen Questrom, former Chairman and CEO of Federated Department Stores, Barneys New York and J.C. Penney, quoted in "A Fresh Face at Jones — Investor James Mitarotonda," Women's Wear Daily, June 14, 2013.*

"With Jim leaning on us, we probably took action a little sooner rather than later...I find Jim to be a straightforward, solid business guy. He was not unpleasant to deal with. In the end, we implemented some of the suggestions he had....And I think all of our shareholders did very well, including Barington. Jim was constructive, he was not destructive."

— *Joseph Gromek, former President and CEO of Warnaco, quoted in "A Fresh Face at Jones — Investor James Mitarotonda," Women's Wear Daily, June 14, 2013.*

"[Barington is] a realistic long-term investor ... [who] really represents the shareholders' interests."

— *Joseph Gingo, Chairman and former CEO, A. Schulman, Inc. quoted in the Daily Deal, January 27, 2014.*

"[James Mitarotonda] was great with other board members, and it was a very good experience as we looked to make some very important strategic decisions at Jones."

— *Robert Mettler, former Director of The Jones Group and former Chairman and CEO of Macy's West, quoted in the Naples Daily News, June 16, 2016.*

16

BARINGTON

Barington has a Record of Helping Improve Value as a Long-term, Value-added Shareholder (cont'd)

"[Barington] remains one of the longest-running governance-focused activist hedge funds in action today and has had a major impact on dozens of corporations....[Barington's] tactics typically differ drastically from those of some short-term activists who buy large stakes and pressure companies to hike their debt to buy back shares....[Barington's] primary focus is on having the company make structural, long-term operational improvements."

— *"Barington's Mitarotonda focuses on big picture," The Daily Deal, January 27, 2014.*

"Barington has a proven track record of successful investments....Barington Capital, which was founded by James Mitarotonda in January 2000, prefers to work constructively with the board and management to effect change and likes to obtain board seats at its investment companies. We highlight that this activist is not what we refer to as a 'hit and run' activist and instead has a history of working with companies over multi-year periods."

— *APB Financial Group in its January 30, 2015 analyst report regarding OMNOVA Solutions Inc.*

"[Barington] focus[es] more on the strategic and long-term aspects of the business and they stick with their investments....They are thoughtful in doing their research and homework and constructive in their engagement..."

— *Damien Park, quoted in "Barington's Mitarotonda focuses on big picture," The Daily Deal, January 27, 2014.*

BARINGTON

Contents

BARINGTON

3. Background on Chico's

- Chico's FAS, Inc. (the "Company" or "Chico's") is a specialty retailer of women's apparel, accessories and related products.

- As of April 30, 2016, the Company operated 1,517 stores in 48 states, the District of Columbia, the U.S. Virgin Islands, Puerto Rico and Canada.

- The Company owns three brands: Chico's, White House Black Market and Soma. $2.6 billion in sales were generated from these three brands in 2015.
  - These brands cater to women ages 35 and older with household income over $100,000.
  - Chico's has 721 stores with $1.3 billion of sales, White House Black Market has 505 stores with $862 million of sales and Soma has 291 stores with $334 million of sales.
  - About 65% of Chico's stores are located in premium off-mall locations.

- In January 2016, Chico's sold its Boston Proper brand for $10 million after failing to build a profitable store base and taking $215.1 million in impairment charges. The Company acquired Boston Proper in 2011 for $210 million.

Financials

($ millions except per share data)

Stock Price (06/27/2016)	$10.15
52 – Week High	$17.09
52 – Week Low	$9.61
Market Capitalization	**$1,377**
Net Debt	(17)
Enterprise Value	**$1,360**

	Metric	Multiple
EV/2016E EBITDA	$253	**5.4x**
EV/2017E EBITDA	$280	**4.9x**
2016E P/E	$0.65	**15.6x**
2017E P/E	$0.80	**12.7x**
Dividend Yield	$0.32	**3.2%**

Source: SEC filings; S&P Capital IQ.
Note: Consensus EBITDA and EPS estimates as compiled by S&P Capital IQ.

BARINGTON

Chico's has a long list of positive attributes

- We believe that Chico's has a long list of positive attributes, including:

    - a strong market position in an attractive, underserved market with a loyal customer base;

    - industry-leading store productivity;

    - high gross margins;

    - a healthy balance sheet; and

    - strong cash flow.

We believe that Chico's is substantially undervalued and has the potential to deliver materially stronger returns for its shareholders over the long-term

BARINGTON

The Company's Brands Have a Strong Market Position and a Loyal Customer Base

- The Company's brands have a strong market position in the apparel market for women ages 35 and older.

- The Company's Soma brand has established a strong presence in lingerie and sleepwear and is a clear alternative to Victoria's Secret and department store brands.

- The Company's brands enjoy strong customer loyalty due to their superior customer service.

  – 90% of the Company's transactions are tied to members of the Company's loyalty program.



Chico's
Exclusively designed, private branded clothing
Emphasis on relaxed fit



White House Black Market
Fashionable and sophisticated clothing and accessories
Affordable alternative to designer apparel



Soma
Expertly-fitted lingerie and loungewear apparel and beauty products

The Company's Stores Are Highly Productive

- As illustrated in the table below, the Company's stores (Chico's, White House Black Market and Soma) all have industry-leading sales productivity.

- 65% of the Company's stores are located in premium off-mall locations.



Store Productivity ($ Sales Per Sq. Ft.)

Source: SEC filings.
Note: Chico's does not disclose its store productivity figures in its public filings. Barington has estimated the productivities of the Company's stores based on Chico's total sales by brand and total square footage by brand.

BARINGTON

Chico's Has High Gross Margins

▪ Chico's has one of the highest gross margins among its specialty retailer peers.



Adjusted Gross Margin Excluding Rent (%)

Buckle	Chico's	L Brands	AEO	Children's Place	The Gap	Foot Locker	Urban Outfitters	Finish Line	Express	DSW	Aeropostale
49.4%	48.6%	48.4%	45.7%	45.4%	44.5%	42.4%	42.1%	39.4%	38.6%	37.0%	28.7%

Source: SEC filings.
Note: Adjusted gross margin excludes rent but includes other occupancy costs. Specialty Retailer Peers Include only peers whose cost of goods sold include occupancy cost. These peers are American Eagle Outfitters, Inc., Aeropostale, DSW Inc., Express Inc., Finish Line Inc., Foot Locker Inc., L Brands, Inc., The Buckle, Inc., The Children's Place, Inc., The Gap, Inc., and Urban Outfitters, Inc. Excludes Abercrombie & Fitch Co. and Ascena Retail Group, Inc. which do not include occupancy cost in their costs of goods sold.

BARINGTON

Despite High Gross Margins, the Company's EBITDA Margin is Low

- Chico's has one of the lowest EBITDA margins among its specialty retail peers despite having one of the highest gross margins as a result of the Company's high SG&A expenses.



EBITDA Margin (%)

- Buckle: 23.4%
- L Brands: 21.4%
- American Eagle: 17.5%
- Foot Locker: 16.7%
- Urban Outfitters: 14.4%
- The Gap: 13.4%
- DSW: 11.0%
- Children's Place: 10.2%
- Chico's: 10.0%
- Finish Line: 8.9%
- Express: 4.5%
- Aeropostale: -5.9%

We believe that Chico's can significantly improve its profitability by rationalizing its cost structure to be closer in line with its peers

Source: SEC filings.
Note: Adjusted Gross margin excludes rent but includes other occupancy costs. Specialty Retailer Peers Include only peers whose cost of goods sold include occupancy cost. These peers are American Eagle Outfitters, Inc., Aeropostale, DSW Inc., Express Inc., Finish Line Inc., Foot Locker Inc., L Brands, Inc., The Buckle, Inc., The Children's Place, Inc., The Gap, Inc., and Urban Outfitters, Inc. Excludes Abercrombie & Fitch Co. and Ascena Retail Group, Inc. which do not include occupancy cost in their costs of goods sold.

BARINGTON

The Company Has a Healthy Balance Sheet and Generates Strong Cash Flow

- Chico's generates a significant amount of free cash flow.

- Net cash position as of April 30, 2016: $107 million of cash and $90 million of debt.

- Since 2006, the Company has bought back $1.1 billion of stock which is more than 81% of the Company's current market capitalization.

Free Cash Flow
$ millions



Source: SEC filings.
Note: Free Cash Flow is defined as Cash Flow from Operations less Capital Expenditures.

BARINGTON

Contents

1. Executive Summary

2. Background on the Barington Group

3. Background on Chico's

4. **The Case for Change at Chico's**

5. The Barington Group's Plan for Value Creation at Chico's

6. Background on the Barington Group's Nominees

Appendix A – Historical Financial and Share Price Performance

Appendix B – Barington Case Studies

BARINGTON

4. The Case For Change At Chico's

- We strongly believe that the Company's value potential is not being realized under its current Board of Directors.

- **Despite the Company's long list of positive attributes, its common stock has significantly underperformed its peers and the market as a whole over the past one, three, five and ten-year periods under the watch of the current Board of Directors.** The Company's common stock is down more than 37% over the past twelve months and has fallen approximately 79% from its all-time high of $48.90 on February 21, 2006, wiping out more than $5 billion in market capitalization.

- Furthermore, the Company's profitability has stagnated due to, among other things:
  - declining comparable store sales which we believe is primarily attributable to the Company's failure to execute an effective merchandising strategy;
  - disproportionately high SG&A expenses driven by the Company's bloated corporate overhead and inefficient advertising spending; and
  - the Company's disastrous acquisition of Boston Proper which resulted in over a $200 million loss for stockholders.

> **The Company's common stock has fallen approximately 79% from its all-time high of $48.90 on February 21, 2006, *wiping out more than $5 billion in market capitalization***

BARINGTON

4. The Case For Change At Chico's (cont'd)

- Given the Company's long period of underperformance under its current Board of Directors, as well as the Board's failure to engage with us in good faith, we lack confidence in the ability of the incumbent directors and their hand-picked successors to create meaningful long-term value for the Company's stockholders.

- We also believe that many of the changes that have been made to date have been reactionary in nature and would not have been made with the same speed, if at all, without our involvement.

- While the Company's financial and share price performance continue to disappoint, the Board has richly rewarded the Company's CEOs without, in our opinion, properly aligning pay with performance.

- The Board also generously compensates itself and provides directors and their dependents with health insurance coverage, a highly unusual perquisite that none of its peers provide board members and that we believe can negatively impact director independence.

- We are also deeply disappointed that the Board has approved the expenditure of almost $6 million on this proxy campaign. We believe this is an irresponsible waste of stockholder resources and indicative of an entrenched Board that lacks fiscal prudence.

BARINGTON

4. The Case For Change At Chico's (cont'd)

- We have serious concerns about the Board's nominees.

  - Bonnie Brooks' service on the board would create a **material conflict of interest** given her role as the Vice Chairman of Hudson's Bay Company, which owns and operates three sizable department store chains that directly compete with Chico's three brands. We question the judgment of a Board that would risk having the Company's confidential information and strategic plans fall into the hands of its competitors.

  - We believe that Janice Fields' background as a McDonald's executive would not be as beneficial to the Company as the backgrounds of our nominees. She is also part of the incumbent Board that has **overseen a tremendous destruction of shareholder value** and served on the Compensation Committee which, we believe, has **failed to properly align CEO pay with performance**. Furthermore, she is the Chair of the Governance and Nominating Committee and we believe she should be held responsible for the committee's nomination of deeply conflicted Bonnie Brooks and its failure to interview all of our highly qualified nominees.

  - William Simon is a former colleague of CEO Shelley Broader from Walmart who would bring virtually the same skill set to the Board as possessed by Ms. Broader.

- **Our nominees are collaborative in approach. Ms. Grove will bring much needed apparel merchandising experience to the Board, and Mr. Mitarotonda will add a stockholder representative who can ensure that stockholder interests remain paramount in the boardroom.**

Chico's Has Significantly Underperformed its Peers

The share price performance of Chico's under its current Board of Directors has been extremely disappointing for stockholders. As indicated in the chart below, the Company has significantly underperformed its self-selected peers over the past one, three, five and ten-year periods:

Total Shareholder Return
Percent change

	1 Year 6/29/15-6/27/16	3 Years 6/28/13-6/27/16	5 Years 6/28/11-6/27/16	10 Years 6/28/06-6/27/16
Chico's	(37.7%)	(36.8%)	(28.6%)	(57.3%)
2015 Peers	(25.4%)	(22.9%)	(2.9%)	39.0%
2016 Peers	(19.8%)	(20.6%)	5.7%	49.7%
S&P 500 Apparel Retail Index	(2.9%)	27.8%	114.0%	238.8%
S&P 500 Specialty Retail Index	2.1%	42.6%	134.2%	138.1%

Source: S&P Capital IQ. Performance information as of the close of business on June 27, 2016. Returns are calculated assuming the reinvestment of dividends. According to the Company's most recent proxy statement, its peers that were utilized for fiscal 2015 compensation purposes (the "2015 Peers") consisted of Abercrombie & Fitch Co., American Eagle Outfitters, Inc., Ascena Retail Group, Inc., Caleres, Inc., Coach, Inc., DSW Inc., Express, Inc., The Finish Line, Inc., Foot Locker, Inc., Genesco Inc., Guess?, Inc., L Brands, Inc., The Buckle, Inc., The Children's Place, Inc., The Gap, Inc. and Urban Outfitters, Inc. The 2015 Peers exclude Aéropostale, Inc., which was delisted by the New York Stock Exchange, and Ann Inc., which was acquired by Ascena in August 2015. The Company has revised this peer group for fiscal 2016 compensation purposes (the "2016 Peers") by adding Lululemon, Kate Spade and Michael Kors to the peer group and removing Aeropostale, Inc. and Ann Inc. The S&P 500 Apparel Retail Index has been used by the Company for comparison purposes over the past ten years in its annual Form 10-K filings.

BARINGTON

Chico's Has Also Significantly Underperformed the Market as a Whole

The Company has also significantly underperformed the market as a whole over the past one, three, five and ten-year periods:

Total Shareholder Return
Percent change

	1 Year 6/29/15-6/27/16	3 Years 6/28/13-6/27/16	5 Years 6/28/11-6/27/16	10 Years 6/28/06-6/27/16
Chico's	(37.7%)	(36.8%)	(28.6%)	(57.3%)
Russell 2000 Index	(11.3%)	16.1%	42.9%	81.6%
Wilshire 5000 Index	(3.8%)	23.4%	51.6%	64.2%
S&P 500 Index	(0.6%)	32.6%	71.8%	98.8%

The Company's disappointing share price performance occurred despite the fact that the Chico's repurchased more than $1.1 billion worth of common stock since January 2006, equal to more than 81% of the Company's current market capitalization

Source: S&P Capital IQ. Performance information as of the close of business on June 27, 2016. Returns are calculated assuming the reinvestment of dividends. The S&P 500 Index has been used by the Company for comparison purposes over the past ten years in its annual Form 10-K filings and the Company is a member of the Russell 2000 and Wilshire 5000 Indices.

BARINGTON

Under the Board's Watch, the Company's Profitability Has Stagnated Despite an 88% Increase in Sales

- Chico's has struggled to grow its EBITDA between 2006 and 2015 despite the fact that the Company's overall sales have grown by about 88% during this period.

  - During this period, the Company's selling, general and administrative (SG&A) expenses have grown by 129%.

Total Sales vs. EBITDA ($mm)



Source: S&P Capital IQ.

Chico's Has Suffered from Declining Comparable Store Sales

- Chico's has reported flat to declining comparable store sales at its core Chico's and White House Black Market brands in each of the past three years.

  - This trend continued in the first quarter of 2016, with Chico's reporting negative comparable store sales of -5.4% and White House Black Market reporting negative comparable store sales of -3.8%.

YEAR-OVER-YEAR COMPARABLE STORE SALES GROWTH

	2013	2014	2015	Q1 2015	Q1 2016
Chico's	(4.1%)	(0.5%)	(2.0%)	(2.3%)	(5.4%)
White House Black Market	0.0%	(1.7%)	(2.5%)	1.7%	(3.8%)
Total Company	(1.8%)	0.0%	(1.5%)	(0.1%)	(4.2%)

> **We strongly believe that the Company's declining comparable store sales are primarily the result of the failure of management to execute an effective merchandising strategy**

The Company Has Disproportionately High SG&A Expenses

- The Company's SG&A as a percentage of its sales is currently one of the highest among its specialty retailer peers: 33.0% for Chico's vs. a 24.8% median for its peers (excluding occupancy costs)
  - The Company has a sizeable headquarter-level cost (currently ~5% of sales) which we believe can be significantly reduced. Chico's advertising spend is also the highest among its peers.
- By not providing a breakdown of its profits by segment (which most multi-brand retailers provide to shareholders), the Company is masking its disproportionately high SG&A cost structure.

SG&A as a Percentage of Sales



Chico's
Aeropostale
Express
GAP
Children's Place
Finish Line
L Brands
Urban Outfitters
American Eagle
The Buckle
DSW
Foot Locker
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%

Source: SEC filings.
Note: Specialty Retailer Peers Include only peers whose cost of goods sold include occupancy cost. These peers are American Eagle Outfitters, Inc., Aeropostale, DSW Inc., Express Inc., Finish Line Inc., Foot Locker Inc., L Brands, Inc., The Buckle, Inc., The Children's Place, Inc., The Gap, Inc., and Urban Outfitters, Inc. Excludes Abercrombie & Fitch Co. and Ascena Retail Group, Inc. which do not include occupancy cost in their costs of goods sold.

BARINGTON

We Believe Chico's Has Become Too Centralized

- We believe that the Company has centralized too many functions.
  - The Company maintains a 504,000 square foot headquarters in Fort Myers, Florida.
  - Only just recently, following our suggestions to Ms. Broader, has the Company begun to take steps to decentralize its marketing functions.

- Furthermore, the Board has an unusual "Merchant Committee" which consults with and advises the Company on matters concerning the Company's products for each of its brands.
  - Even though each Brand has its own President, it is not clear how much autonomy each Brand President retains in terms of merchandising and brand identity.

> **We believe that the Company's large corporate infrastructure and unusual Board Merchant Committee is hindering the ability of its brands to be nimble and responsive to customer demands**

Chico's Has One of the Highest Headquarter-level Expenses

- A significant portion of Chico's SG&A spending is on headquarter-level expenses.

  - Based on our estimates,[1] we believe the Company spends about $130 million or about ~5% of its sales on headquarter-level expenses (accounting for approximately 10% of Company's total SG&A spend).

- "Best-of-breed" multi-brand companies such as Kering, L Brands and VF Corporation spend significantly less on maintaining their corporate overhead (as measured by their overhead as a percentage of total sales).

Source: SEC filings.
(1) Todd Vogensen, the Company's Chief Financial Officer, provided a detailed breakdown of the Company's SG&A during the Company's earnings call on February 26, 2015. According to Mr. Vogensen, the Company's SG&A falls into three primary buckets: store operating expenses (70-75% of the Company's SG&A), marketing (mid-teen percentage of total Company SG&A) and headquarters expense (10-12% of total SG&A). In 2015, the Company's total SG&A was $1.28 billion, which implies a headquarter expense of $128-$154 million, according to the SG&A breakdown that Mr. Vogensen's provided on February 26, 2015.

BARINGTON

Chico's Has Outsized Advertising Spending Compared to its Peers

- Chico's spends about 6.0% of its sales on advertising while the median specialty retailer spends about 2.6% of its sales on advertising.
  - Chico's advertising spend as a percent of revenue has been growing, which implies that increased advertising spending has been less productive.

2015 Advertising Expense as % of Sales



Chico's Advertising Spend Trend (as % of sales)



Source: SEC filings.

The Company's Disastrous Acquisition of Boston Proper Represents Poor Capital Allocation

- The Company failed to build a profitable business model for Boston Proper after acquiring it for $205 million in 2011.

- In January 2016, Chico's sold Boston Proper to Brentwood Associates for approximately $10 million after shutting down its 20 stores and taking $215 million in goodwill and trade name impairment charges.

- Five of the Company's nine directors that approved this disastrous acquisition will still be serving on the Chico's Board after the 2016 Annual Meeting.



2011-2015 Return on Equity

Source: S&P Capital IQ.

We believe that the Board has an extremely poor record in the area of capital allocation. Under its watch, the Company's return on equity has been steadily declining from over 17% in 2012 to 0.1% in 2015

BARINGTON

We Believe the Board Has Failed to Properly Align CEO Pay with Performance

- The realized compensation of the Company's previous CEO, David Dyer, increased by 65% in 2015 while the Company's EBITDA declined by 6.5% compared to 2014.

  - His realized compensation in 2015 was also 14% higher than it was in 2012, despite the fact that 2015 EBITDA was 33% lower than in 2012.

- We believe that the Board has also failed to properly align pay with performance for its new CEO Shelley Broader in her $13.5 million compensation package. 75% of this compensation is guaranteed and with no requirement for the Company to achieve any performance goals. Her compensation package includes:

Base Salary: $1.1 million	Min. Guaranteed Bonus for Dec 2015 and Jan 2016: $275,000
Sign-on Cash Bonus: $1.03 million	Min. Guaranteed Annual Bonus for 2016: $1.375 million
Sign-on Restricted Shares Award: $3.0 million	Equity Grant: $6.0 million

- The Board currently uses a single performance metric, return on net assets (RONA), to determine long-term equity incentive compensation. We believe the board should add a multi-year total shareholder return (TSR) target and use multi-year RONA metrics.

- Furthermore, we believe that at least 70% of the CEO's long-term incentive compensation should be performance-based as opposed to time-based.

> **Given the record of the Board to date, we lack confidence in its ability to effectively tie pay to performance and ensure that management and stockholder interests are properly aligned**

BARINGTON

Corporate Governance Concerns

- We believe the Company's recent decision to declassify its board is reactionary in nature and would not have been made without our involvement.

  - Barington has a long history of pushing for corporate governance improvements including the declassification of boards, having done so at multiple companies including A. Schulman and The Eastern Company.

  - We believe that if the Board were truly committed to improving its corporate governance, it would have moved to declassify its board sooner. The Company has had a classified board since its initial public offering (IPO) in 1993.

- The Board's independent directors currently have an average director tenure of almost 11 years. The Board currently includes Ms. Verna Gibson, who has served as a director for 23 years, and David Dyer, the Company's former President and CEO. We generally believe that a former CEO should not continue to serve as a director as it can undermine his or her successor's ability to lead and pursue a new strategic direction. These concerns are finally being addressed at the 2016 Annual Meeting, which the Company postponed from June 16 to July 21, 2016.

- The Company's directors received on average $238,000 in compensation in 2015, including health insurance coverage for themselves and their dependents. No other board in the Company's peer group provides its directors and their dependents with this unusual perquisite, which we believe can have the effect of reducing a director's independence.

The Board Has Little Equity Ownership

- The Company's incumbent independent directors that will be remaining on the Board after the 2016 Annual Meeting will own approximately 0.35% of the Company's outstanding shares, virtually all of which was granted to the Directors pursuant to the Company's Omnibus Stock and Incentive Plan.

- The Barington Group beneficially owns more than 1.5% of the Company and is continuing to purchase shares at current prices.

Director Ownership

	Director Since	Owned Shares	% Ownership
David Walker	2005	78,683	0.06%
Ross Roeder	1997	178,083	0.13%
John Mahoney	2007	84,683	0.06%
Andrea Weiss	2009	59,729	0.05%
Stephen Watson	2010	45,846	0.03%
Janice Fields	2013	23,320	0.02%

The Barington Group owns more shares of common stock than all of the incumbent independent directors on the Board combined

BARINGTON

We Question the Board's Director Nomination Process

- We were extremely disappointed that the Nominating Committee was only open to interviewing two of the five highly qualified candidates that we presented, and failed to interview or meet with James Mitarotonda.

- We also question the independence of the search process run by the Board, given the prominent role Ms. Broader apparently played in the selection process, and that it led to the selection of a nominee with professional ties with Ms. Broader and a similar skill set, and another with a conflict of interest.

    - William Simon is a former colleague of Ms. Broader from Walmart. While he has a strong background in cost controls, logistics and processes applicable to large retail companies, Ms. Broader already possesses this skill set. Mr. Simon also lacks a strong apparel merchandising background, as does Ms. Broader.

    - Bonnie Brooks is the Vice Chairman of Hudson's Bay Company, which owns and operates two sizable department store chains that directly compete with the Company: Saks Fifth Avenue and Lord and Taylor. We believe that if the Board's nominee Bonnie Brooks were elected at the Annual Meeting, her service as a director would create a material conflict of interest, if not a violation of antitrust laws.

This Proxy Solicitation is Not a Referendum on the Company's CEO, but the Board's Incumbent Directors

- Despite what Chico's would have stockholders believe, this proxy solicitation is <u>not</u> a referendum on Ms. Broader, the Company's new CEO. Ms. Broader will continue as the CEO and as a director of the Company regardless of the outcome of the proxy solicitation, and it is our strong hope and desire that she will be successful.

- This is a campaign to add experienced, independent, stockholder-focused directors to the Chico's Board to help ensure that the Board thoughtfully considers all options to improve long-term value and that stockholder interests remain paramount in the boardroom.

- **Given the disappointing financial and share price performance of the Company under its incumbent directors, as well as the Board's record in capital allocation, executive compensation and expense control, we believe that our independent, stockholder-focused nominees are best suited to help unlock the Company's long-term value potential and ensure that the interests of Chico's stockholders are protected.**

> **This election is about which nominees are best suited to represent and protect stockholder interests in the Chico's boardroom**

Contents

BARINGTON

5. The Barington Group's Plan for Value Creation

- While the Company has announced that it is implementing some of the suggestions we shared with them – particularly with respect to expense reductions – we do not believe that the measures that have been announced are sufficient to unlock the Company's full value potential.

- It is our belief that in order to maximize the Company's long-term value potential, a more comprehensive plan must be implemented that, in particular, focuses on measures to address the Company's declining comparable store sales and improve its overall sales growth.

- The Barington Plan emphasizes <u>sales</u> <u>growth</u> at all three brands.
  - We believe the Company can improve its declining comparable store sales by decentralizing its operations, which we believe will improve operating execution and make each of its three brands more nimble and better able to respond to customer demand. We also believe that the Company can increase sales at Soma by expanding its store base.

- **We are convinced that merchandising, not cost cuts, is the key to unlocking the Company's full value potential.** Chico's must focus its efforts on ensuring that its brand presidents intimately understand their brand's customers and deliver the stylish products they desire.

> **Barington agrees with the views of Les Wexner, one of the most successful merchandisers alive today: "When a retailer doesn't do well… generally it's the merchandise, stupid."**
>
> **- Leslie Wexner, Chairman, L Brands Inc., quoted in the Women's Wear Daily, June 8, 2016**

BARINGTON

5. The Barington Group's Plan for Value Creation (cont'd)

- The Barington Group's plan is focused on:

  A. Improving merchandising and understanding of the customer at each of the Company's three brands;

  B. Growing the Soma brand;

  C. Reducing the Company's high overhead and advertising costs by at least $100 million;

  D. Repurchasing common stock at current levels;

  E. Improving the Company's executive compensation practices; and

  F. Adding experienced independent directors to the Chico's Board who can help oversee the implementation of the foregoing measures while ensuring that stockholder interests remain paramount in the boardroom.

> **We are convinced that if the Company implements our plan, Chico's could more than double its earnings per share in three years.**
>
> **KeyBanc Capital Market Analyst, Edward Yuma also sees this potential:** *"We think over the next 24-36 months, CHS could potentially drive more than $1.50 in EPS. The involvement of an activist adds a sense of urgency."* **(June 19, 2016)**

BARINGTON

A. Improve Merchandising and Understanding of the Customer

- We believe that Chico's can regain its lost market share through better merchandising and a renewed focus on meeting the demands of its customers.

- We believe that each of the brands should have its own Brand President as well as Creative Director who has the vision and focus to intimately understand that brand's target customer and deliver the stylish, high-quality product she desires.
  - We believe the decentralization of the Company's operations and pushing more merchandising authority and accountability to brand Presidents will improve operating execution and make each of its three brands more nimble and better able to respond to customer demand.

- We also strongly believe that the Board-level Merchant Committee has been counter-productive and should be disbanded.





BARINGTON

Source: SEC filings.
Note: Chico's does not disclose the store productivity figures in its public filings. Barington has estimated the productivities of the Chico's stores based on Chico's total sales by brand and total square footage by brand.

B. Grow the Soma Brand

- We believe Soma is still at an early stage in its growth trajectory with only 291 stores.
    - Most intimate brands target younger consumers, while Soma is the only new entrant that focuses on a more mature consumer.
    - Large opportunity to convert customers who currently shop in department stores.

- We believe that Soma needs a larger physical store footprint, in addition to an effective digital commerce presence, as the two work hand-in-hand to help a brand grow its customer base and sales.

- Based on our analysis of publicly available information, we believe that the Company should open 200-300 Soma stores over the next five years.
    - To properly determine the optimal number of store openings, we believe the Company should conduct a detailed market-by-market analysis to determine which demographics and location characteristics support its most highly performing stores.
    - The Company should then determine how many other markets have similar characteristics to its highest performing markets.
    - We believe that there are many attractive markets where Soma does not have a sufficient physical presence.

- The Company's management told analysts in 2012 that it believed that Soma could open up to 600 stores. While the Company says that it now favors a more "disciplined store growth" strategy, it has not disclosed its revised store growth plans. We would be surprised if the Company's views differed materially from our own after the Company completes the analysis we recommend using its internal data.

BARINGTON

Victoria's Secret Continues to Open More Stores than Soma

- The largest player in the intimate apparel market is Victoria's Secret, which has 1,118 stores in the United States (nearly 4x as many as Soma) and continues to open new stores which are much larger than Soma stores.



Total Number of Stores

Victoria's Secret
Net Opening of 764,000 sq. ft

Soma
Net Opening of 140,000 sq. ft

Source: SEC filings.

BARINGTON

Growth of the Store Footprint Is a Key to Growing Soma's Customer Base

- Retail stores are where customers can experience the Company's customer service and are key to growing the brand's loyal customer base.

- We believe that Soma needs to have a larger physical store footprint in addition to an effective digital commerce presence, as the two work hand-in-hand to help a brand grow its customer base.

- **While the appropriate store growth number should ultimately be determined by the analysis we outlined on page 48, we believe it is critical that the Board ensures that management thoroughly consider all options to improve long-term value.**

> **"We have found that most women want to touch, feel and try on merchandise. Accordingly, our stores act as an accelerator to online growth, and online provides us the ability to connect with her in unique, personalized ways to accelerate store sales."**
>
> **- David Dyer, former Chico's CEO, November 26, 2013**

C. Reduce SG&A Expenses

Reduce Overhead Expenses:

- We believe that Chico's has numerous available opportunities to reduce its operating expenses.

  - Our analysis shows that a significant portion of Chico's SG&A spending is on headquarter-level expenses.

  - Chico's has one of the highest SG&A margins (excluding rent) at 33.0% of sales compared to the median of peer specialty retailers at 24.8%.

- We believe that that Chico's can cut at least $50 million in corporate overhead. We further believe that the rationalization of the corporate infrastructure will have the added benefit of improving the operating efficiency at each of the brands.

Reduce Advertising Expenses

- We believe Chico's should lower its advertising expenses from a level of 6.0% of sales to a level closer to that of its peers (2.6% of sales), which will reduce its operating expenses substantially.

- We recommend that each of the Company's brands optimize its advertising spending through direct targeting (as other companies have successfully done), such as direct e-mail and social media, as opposed to expensive media such as television and print-ads.

- We believe a refocusing of the Company's advertising spend to more efficient media can lead to at least a $50 million reduction in costs without negatively affecting the Company's sales growth.

Barington's SG&A Cost Rationalization Plan is Conservative

- Our analysis shows that Barington's cost cutting plans are conservative and that there is further room for Chico's to reduce additional expenses.
  - Even after implementing Barington's $100 million cost reduction plan, the Company's SG&A cost structure would still be one of the highest among its peers.

SG&A as % of Sales



Chico's - Status Quo
Chico's - Barington Plan
Aeropostale
Express
GAP
Children's Place
Finish Line
L Brands
Urban Outfitters
American Eagle
The Buckle
DSW
Foot Locker
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%

D. Repurchase Stock

- We believe that the Company's stock is more undervalued now than it has been in the past five years and therefore recommend that the Company increase its share repurchases.

- We believe that further share repurchases at this time would be highly accretive and would help the Company meaningfully improve its earnings per share. We therefore recommend that the Company use its strong free cash flow to continue to repurchase its common stock (in addition to growing the Soma brand).

Share Buyback Analysis - Assuming 100% of FCF Used

($000s, except share data or otherwise noted)	2016E	2017E	2018E	2019E
EBITDA	$261,247	$333,398	$391,957	$411,926
Capex	($80,000)	($92,059)	($95,270)	($101,213)
Taxes	($50,403)	($77,474)	($99,434)	($106,922)
Free Cash Flow	**$130,844**	**$163,865**	**$197,253**	**$203,790**
Average Repurchase Price	$ 12.64	$ 16.81	$ 22.36	$ 29.74
Total Shares Repurchased (000s)	10,351	9,747	8,822	6,853
Ending Shares Outstanding (000s)	122,403	112,763	104,022	97,230

2018E Valuation Analysis

Forward PE Multiple Range (x)	14.00x	15.00x
2019E EPS	$1.77	1.77
Implied Price Per Share	**$25**	**$27**
Upside	*144.3%*	*161.7%*

Note: Barington's analysis assumes that the Company reduces its marketing and corporate overhead by a total of approximately $100 million by 2018. Barington's analysis also assumes that Soma expands its store base to 413 stores by 2018 from the current 287 stores and that Chico's and White House Black Market maintain their current store counts. Barington's assumptions also include comparable store sales growth of 3% per year at Soma in 2017E and 2018E and comparable store sales growth of 2% per year at Chico's and White House Black Market in 2017E and 2018E. Based on Barington's analysis, the Company is expected to generate approximately $500 million of free cash flow cumulatively during 2016E to 2018E, which we assume is used to continue to repurchase shares at an average price of approximately $17 per share.

BARINGTON

E. Improve Executive Compensation

- We support a CEO receiving a competitive compensation package provided that package closely ties pay to the achievement of appropriate short and long-term performance goals so that management and shareholder interests are properly aligned.

- We therefore strongly recommend that the Board more closely tie Ms. Broader's compensation to the Company's performance beginning in 2017, as well as ensure that her overall compensation levels are more in line with that of the CEOs of the Company's similarly sized peers.

- We further recommend that the Board add a multi-year total shareholder return (TSR) target to the Company's long-term incentive stock-based compensation. We also believe that the Company should use a multi-year calculation of return on net assets (RONA) instead of a single year.

- Furthermore, we believe that at least 70% of Ms. Broader's long-term incentive compensation should be performance-based as opposed to time-based.

F. Enhance Board of Directors

- Given the disappointing share price performance of Chico's under its current Board, we strongly believe that new independent directors are needed who have the background and experience necessary to oversee the implementation of our plan.

  - Janet Grove has strong apparel merchandising experience. We believe that Company's other director nominees, including the CEO, lack experience in this area.

  - James Mitarotonda has demonstrated experience assisting underperforming retail and apparel companies improve long-term shareholder value.

- We also believe that the Board is in need of directors who can ensure that the interests of stockholders remain paramount in the boardroom.

  - James Mitarotonda has a record of protecting shareholder interests on public company boards as an independent stockholder representative.

BARINGTON

We Have Attempted to Work Privately With the Board To No Avail



02/22: Street.com publishes article about Chico's being a potential activist target for Barington

03/01: Barington and Company Management discuss the Company's cost structure, including the Company's overhead and marketing costs.

04/08: Company announces postponement of its 2016 Annual Shareholder Meeting.

04/25: Co. announces decentralization of marketing functions.

05/03: Barington writes private letter to Co. Chairman expressing interest to work with management to improve Co's financial and share price performance.

05/16: Janet Grove flown by private jet to be interviewed by CEO and Board

5/20: Co. informs Barington that it has chosen to nominate Bill Simon and Bonnie Brooks over Barington's nominees. Asks Barington to withdraw its nominations.

5/24: Barington publicly announces its intention to nominate James Mitarotonda and Janet Grove to the Board. Announces need for expense reductions and improved operating execution, corporate governance and executive compensation practices.

Feb 2016 | **Mar 2016** | **Apr 2016** | **May 2016**

02/16: Barington files SEC Form 13-F showing its investment in Chico's

02/25: Company announces Q4 2015 earnings. New CEO provides a high-level outline of her strategic priorities.

03/16: Barington and Company discuss the Loyalty Program and IT systems.

04/12: New CEO agrees with Barington that the Company needs more cost discipline especially with corporate overhead and advertising. Barington tells CEO that Co. should eliminate unnecessary corporate level functions and empower each brand to run more independently. Barington also recommends that Co. should benchmark against "best of breed" peers on corporate costs.

04/28: Barington offers assistance to Co. to optimize its corporate structure, improve execution, reduce costs and take other steps to improve share price performance.

05/11: Barington sends names of five highly qualified individuals for consideration for addition to the Board. Co's executive search firm contacts one of Barington's nominees, Janet Grove

5/19: Barington submits formal notice of intent to nominate a slate of three nominees to preserve its rights under the Company's organizational documents.

5/23: Co. informs Barington that the Board has decided not to nominate any of Barington's nominees and states that adding Barington nominee could be viewed as an indication of Board's lack of confidence in new CEO.

5/25: Co. announces declassification of the Board

56

BARINGTON

We Have Attempted to Work Privately With the Board To No Avail

- As detailed in our proxy statement, we attempted to work privately with representatives of management and the Board to no avail.

- We believe that the Company's Board and its CEO failed to engage with us in good faith.

  - The Board did not interview or meet with James Mitarotonda.

  - CEO failed to respond to Mr. Mitarotonda's request to meet with her in Florida or New York.

  - The Board dealt with the Barington Group in a very perfunctory manner, characterized by directors frequently reading to us from prepared scripts during our conference calls.

  - The Board conditioned an in-person meeting between Barington and the Board upon us withdrawing our nomination letter and supporting the Board's nominees.

- As a result, we decided to proceed with our proxy solicitation to elect our two highly qualified independent director nominees to the Board who possess the background and experience we believe are necessary to enhance the Company's long-term value.

  - The Board has since run what we believe to be a very aggressive proxy campaign, which is expected to cost almost $6 million. We believe this is an irresponsible waste of stockholder resources and indicative of a lack of fiscal discipline at the Board.[1]

(1) According to data complied by Activist Insight from the 2014 and 2015 proxy seasons, the average amount spent on proxy campaigns by companies with a market capitalization of $2 billion or less was $2.1 million.

BARINGTON

The Board Interviewed Only One of Our Nominees

- The Board only interviewed only one of our nominees, Janet Grove.

    - She was flown to the Company's headquarters on May 16 on a private jet.

    - Ms. Grove was pre-screened over dinner by CEO Shelley Broader before being interviewed by members of the Board.





Contents

BARINGTON

The Barington Group Has Nominated Two Experienced, Independent, Stockholder-Focused Nominees

We believe that our nominees can help Chico's realize its long-term value potential and ensure that stockholder interests are protected in the boardroom.

- Mr. Mitarotonda is the Chairman and CEO of Barington Capital Group, L.P., which has a successful track record investing in retail and apparel companies.
- He is an experienced public company director that has represented stockholder interests on more than a dozen boards.
- Mr. Mitarotonda is collaborative in his approach and has helped numerous public companies improve their long-term financial performance, corporate governance and executive compensation practices.



James A. Mitarotonda

- Ms. Grove has over 40 years of retail industry experience, including serving as Vice Chairman of Macy's, Inc. and as Chairman and CEO of Macy's Merchandising Group, where she was responsible for designing, sourcing, marketing and merchandising Macy's private branded products.
- Ms. Grove can provide invaluable assistance to Chico's through her strong operating and merchandising background, particularly with respect to ways to improve the merchandising efforts of the Company's three brands.



Janet E. Grove

BARINGTON

Barington Group Nominee: James A. Mitarotonda

- Chairman of the Board, President and CEO of Barington Companies Investors, LLC, the general partner of Barington Companies Equity Partners, L.P., a value-oriented activist investment fund, since January 2000.

- Co-Founder, Chairman, President and CEO of Barington Capital Group, L.P., a full service investment banking and brokerage firm specializing in small-cap and emerging growth companies, from 1991-1999.

- Co-Founder, Chairman and Co-CEO of Commonwealth Associates, a boutique investment banking, brokerage and securities trading firm (now known as Comvest Partners).

- Experienced public company director. He has served as a director of A. Schulman, Inc. since October 2005, OMNOVA Solutions Inc. since March 2015, Barington/Hilco Acquisition Corp. since February 2015 and The Eastern Company since May 2015.

- If Mr. Mitarotonda is elected to the Chico's Board, he intends to resign as a director of one of the foregoing companies to ensure that he has more than adequate time to dedicate to the affairs of Chico's.

- During the past five years, Mr. Mitarotonda has served as a director of The Pep Boys – Manny, Moe & Jack, Ameron International Corporation, Griffon Corporation, Gerber Scientific, Inc., Ebix, Inc. and The Jones Group Inc. He is also a former director of Register.com, Sielox, Inc. (and its predecessor companies), MM Companies, Inc. and Vermont Teddy Bear.

- MBA from New York University; BA from Queens College, Major Economics

- Participant in director continuing education programs through New York University's Directors' Institute and the Outstanding Directors Exchange (ODE).

BARINGTON

James A. Mitarotonda (cont.)

- Mr. Mitarotonda has represented shareholder interests on more than a dozen public company boards.

- Nominated in 2010 for the ODE's "Outstanding Director Award" for his contributions to the A. Schulman, Inc. Board.

- Mr. Mitarotonda has worked effectively as a "minority" director to improve shareholder value at companies such as The Jones Group, The Eastern Company, Register.com, A. Schulman and Gerber Scientific, among other companies.

- Barington also has a well established track record of improving corporate governance at the companies it invests in. Among other things, Barington has helped facilitate governance improvements such as the repeal of "poison pill" rights plans, staggered boards of directors and supermajority voting requirements.

- Experienced compensation committee member.

THEJONESGROUP

"[James Mitarotonda] was great with other board members, and it was a very good experience as we looked to make some very important strategic decisions at Jones."
– *Robert Mettler, former Director of The Jones Group and former Chairman and CEO of Macy's West, quoted in the Naples Daily News (June 16, 2016)*

A. Schulman
compounding your success

"Ernest Novak Jr., an A. Schulman director since 2003, did not welcome Mitarotonda with open arms, but that changed after witnessing Mitarotonda's operational approach. 'When you first meet hedge funds, you fear they want their 25% [return] and get out,' he says. However, soon after Mitarotonda joined the board he acted as an 'an equity owner in a company looking for the best way to monetize his return.' … Mitarotonda's working-capital improvements and cost-cutting measures helped boost A. Schulman's cash nearly threefold, to about $216 million, and its once-unprofitable North American unit recorded a $200,000 gain in the recent quarter."
- *The Deal Magazine (April 30, 2010)*

Dillard's

"Observers attribute at least some of the change to activist efforts of Barington Capital Group and The Clinton Group, which lobbied the firm in 2008 to refine its operations and ultimately cut a deal with management to put four outside directors on the Board." ... [The Dillard] family would never admit that they gave in to those investors, but it did quicken their game. They acted like they never responded, but they did respond."
- *Dillard's, Penny's See Profit Spikes, Women's Wear Daily (Nov. 15, 2010)*

WARNACO

"Barington forced our hand to do some things sooner. It accelerated our need to take action on our underperforming businesses"
– Warnaco Rallies, Crain's New York Business.com (June 17, 2007)

BARINGTON

Barington Group Nominee: Janet E. Grove

- 40 years of retail industry experience

- In addition to serving as the Corporate Vice Chairman of Macy's, Inc., she also served as Chairman and CEO of Macy's Merchandising Group for over ten years. In this role, Ms. Grove was responsible for establishing the strategic merchandising direction for Macy's and its family of businesses (including Bloomingdale's) and for leading the management and design teams responsible for conceptualizing, designing, sourcing and marketing all private branded products.

- Under her leadership, private brand penetration as a percentage of Macy's net sales doubled from approximately 10% in 1996 to just under 20% in 2008. She was also instrumental in launching the Martha Stewart Collection and Tommy Hilfiger sportswear exclusives at Macy's and growing Macy's women's private brands, including I.N.C., Style & Co. and Alfani.

- Also held senior management positions at Broadway Stores, Inc., a regional department store chain. She began her career at Macy's West, a division of Macy's Inc. where she worked for almost 20 years.

> "Under [Grove's] watch, private brand penetration as a percentage of Macy's overall volume doubled…and Macy's women's private brands – including I.N.C., Style & Co. and Alfani – blossomed…"
>
> - "Macy's Janet Grove on Private Brands," WWD, Sept. 12, 2011

BARINGTON

Janet E. Grove (cont.)

- Since retiring from Macy's Ms. Grove has served as an advisor to the CEO and senior management team of Karstadt Department Stores, one of the largest department store chains in Germany.

- She also served on the Board of Directors of Aeropostale, Inc., a specialty retailer of teen apparel, and Safeway, Inc., one of the largest food and drug retailers in the United States.

- We are confident that the election of Ms. Janet Grove to the Board will be very instrumental for Chico's to improve its merchandising which can help the brands regain their growth trajectory.

> "[Janet] is one of the most talented and creative people I have ever worked with. She is able to cut to the chase and offer solutions in a wide range of challenges. Janet has a disarming style which would encourage any CEO to seek her counsel."
>
> - Terry Lundgren, Chairman and CEO of Macy's Inc., quoted in "Macy's guru dresses up Safeway brands," Outstanding Directors, Feb. 22, 2013

BARINGTON

We Have Serious Concerns About the Board's Nominee Janice Fields

- While Janice Fields is highly knowledgeable about the fast food industry given her experience as President of McDonald's USA, we do not believe this experience is relevant to the apparel industry.

- Ms. Fields has been part of the incumbent Board that has overseen the tremendous destruction of shareholder value.

- As Ms. Fields is Chair of the Governance and Nominating Committee, we believe she should be held responsible for the committee's nomination of deeply conflicted Bonnie Brooks and its failure to interview all of our nominees.

- She is also a member of the Compensation and Benefits Committee, which we believe has failed to properly align CEO pay with performance.

BARINGTON

Bonnie Brooks' Service on the Company's Board Would Create a Material Conflict of Interest

- We believe that if the Board's nominee Bonnie R. Brooks were elected at the Annual Meeting, her service as a director would create a material conflict of interest, if not a potential violation of antitrust laws.

- Ms. Brooks is the Vice Chairman of Hudson's Bay Company, which owns and operates three sizable department store chains that directly compete with the Company: Saks Fifth Avenue, Lord & Taylor, and Hudson's Bay.

- **Chico's acknowledges that it directly competes with department stores in its Annual Report on Form 10-K that was filed with the SEC on March 8, 2016. Under the risk factor "Our business is highly competitive," the Company states:**

  "The women's specialty retail industry is highly competitive. <u>We compete with local, national and international department stores</u>, specialty and discount stores, catalogs and internet businesses <u>offering similar categories of merchandise</u>." (emphasis added)

> **"If you are involved with a company that competes it puts you in a bad position because you have conflicted loyalties."**
>
> **- Charles Elson, Director of the University of Delaware's Center for Corporate Governance, commenting on Ms. Brooks in TheStreet, June 2, 2016**

BARINGTON

Bonnie Brooks' Service on the Company's Board Would Create a Material Conflict of Interest (cont.)

- In response, the Company has argued that "Neither Hudson's Bay Company nor any of the department stores within its portfolio, including Saks Fifth Avenue and Lord & Taylor, are competitors in any practical sense to Chico's FAS or any of its brands."

- We believe that it is extremely disingenuous for the Company to imply that that Ms. Brooks would not have a conflict of interest if she served on the Chico's board.

- Chico's, through its three brands, sells women's apparel, accessories, beauty products, intimate apparel and sleepwear. Even a casual shopper recognizes that department stores such as Saks Fifth Avenue and Lord &Taylor directly compete with Chico's for sales in all of these product categories.

- Given this obvious conflict of interest, we do not believe that Ms. Brooks is best suited to represent stockholder interests on the Chico's Board.

- We also question the judgment of the Chico's board to put the Company in a position where confidential information could fall into the hands of competitors.

BARINGTON

The Company Directly Competes with Saks Fifth Avenue and Lord & Taylor

We believe that even a casual shopper recognizes that Hudson's Bay Company's department stores – including Saks Fifth Avenue and Lord & Taylor – directly compete with the Company's three brands in virtually every product category. Please consider the following publicly advertised products on each company's website:

White House Black Market

Lord & Taylor





The Company Directly Competes with Saks Fifth Avenue and Lord & Taylor

Soma



Saks Fifth Avenue



Soma



Lord & Taylor



BARINGTON

The Company Directly Competes with Saks Fifth Avenue and Lord & Taylor

White House Black Market



Lord & Taylor



White House Black Market



Lord & Taylor



BARINGTON

The Company Directly Competes with Saks Fifth Avenue and Lord & Taylor

Chico's



Lord & Taylor



Chico's



Lord & Taylor



BARINGTON

Vote the BLUE Proxy Card to Elect the Barington Group's Independent, Highly Qualified Nominees

To protect your interests as a Chico's stockholder, we encourage you to vote the Barington Group's BLUE proxy card today!

If you have any questions or need assistance voting your shares, please contact Okapi Partners, the Barington Group's proxy solicitor:



OKAPI PARTNERS LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036
(212) 297-0720
Stockholders Call Toll-Free at: (877) 566-1922
E-mail: info@okapipartners.com

BARINGTON

Appendix A – Historical Financial and Share Price Performance

BARINGTON

The Company's Shares Have Lagged its Peers and the Market as a Whole Over the Past One-Year Period

The Company has underperformed the S&P 500 Index by 37.1 percentage points and the S&P 500 Apparel Retail Index by 34.8 percentage points over the past one year.

1-Year Change in Total Shareholder Return (%)



Source: S&P Capital IQ. The S&P 500 Index and the
S&P 500 Apparel Retail Index are used by the Company for comparison purposes.

BARINGTON

The Company's Shares Have Lagged its Peers and the Market as a Whole Over the Past Three-Year Period

The Company has underperformed the S&P 500 Index by 69.4 percentage points and the S&P 500 Apparel Retail Index by 64.6 percentage points over the past three-year period.

3-Year Change in Total Shareholder Return (%)

Gap to S&P 500 = 69.4 Percentage Points



Source: S&P Capital IQ. The S&P 500 Index and the
S&P 500 Apparel Retail Index are used by the Company for comparison purposes.

BARINGTON

The Company's Shares Have Lagged its Peers and the Market as a Whole Over the Past Five Year

The Company has underperformed the S&P 500 Index by 100.4 percentage points and the S&P 500 Apparel Retail Index by 142.6 percentage points over the past five-year period.

5-Year Change in Total Shareholder Return (%)



Gap to S&P 500 = 100.4 Percentage Points

Source: S&P Capital IQ. The S&P 500 Index and the
S&P 500 Apparel Retail Index are used by the Company for comparison purposes.

BARINGTON

The Company's Shares Have Lagged its Peers and the Market as a Whole Over the Past Ten-Year Period

The Company has underperformed the S&P 500 Index by 156.1 percentage points and the S&P 500 Apparel Retail Index by 296.1 percentage points over the past ten-year period, during which time the Company has lost almost $5 billion in market capitalization.

10-Year Change in Total Shareholder Return (%)



Gap to S&P 500 = 156.1 Percentage Points
300.00%
250.00%
200.00%
150.00%
100.00%
50.00%
0.00%
-50.00%
-100.00%
-150.00%
Jun-01-2006
Aug-17-2006
Nov-02-2006
Jan-24-2007
Apr-12-2007
Jun-28-2007
Sep-14-2007
Nov-30-2007
Feb-20-2008
May-07-2008
Jul-24-2008
Oct-09-2008
Dec-26-2008
Mar-17-2009
Jun-03-2009
Aug-19-2009
Nov-04-2009
Jan-25-2010
Apr-13-2010
Jun-29-2010
Sep-15-2010
Dec-01-2010
Feb-17-2011
May-06-2011
Jul-25-2011
Oct-10-2011
Dec-27-2011
Mar-15-2012
Jun-01-2012
Aug-17-2012
Nov-06-2012
Jan-25-2013
Apr-15-2013
Jul-01-2013
Sep-16-2013
Dec-02-2013
Feb-20-2014
May-08-2014
Jul-25-2014
Oct-10-2014
Dec-29-2014
Mar-18-2015
Jun-04-2015
Aug-20-2015
Nov-05-2015
Jan-26-2016
Apr-13-2016
S&P 500
Chico's
S&P 500 Apparel Retail Index
2016 Proxy Peers

Source: S&P Capital IQ. The S&P 500 Index and the S&P 500 Apparel Retail Index are used by the Company for comparison purposes.

BARINGTON

First Quarter 2016 Earnings

The Company's financial results for the first quarter of fiscal 2016 were extremely disappointing:

- Sales for the first quarter of fiscal 2016 decreased -7.9% from the comparable quarter last year (or -4.4% excluding the impact of Boston Proper);

- Comparable store sales for the quarter were down -4.2%; and

- The Company's adjusted earnings per share were down approximately 17% from the comparable period last year and approximately 22% from the comparable period three years earlier.

BARINGTON

Appendix B – Case Studies of Barington Impact

- The Children's Place, Inc. (PLCE)

- Darden Restaurants (DRI)

- Dillard's Inc. (DDS)

- The Warnaco Group, Inc. (Formerly WRC)

- Steve Madden, Ltd. (SHOO)

- Nautica Enterprises, Inc. (Formerly NAUT)

- Lancaster Colony Corporation (LANC)

- Gerber Scientific, Inc. (Formerly GRB)

BARINGTON

Case Study: The Children's Place, Inc.



Situation Overview

- Strong brand with stable business model and low-cost sourcing.

- $1.2bn market cap, $200mm cash and no debt.

- Trading significantly below peers. Stock price up only 15% 3 years ending Jan 2015 vs 150% for nearest peer Carter's.

- Growing online revenues but weakening same store sales and profits due to store overexpansion, merchandising missteps and declining inventory.

- CEO overcompensated on single metric of adjusted operating income, with consistently declining targets.

- High turnover in operating managers.

Barington's Initial Actions

- Initial accumulation in 2014, leading to a 2% group stake.

- Barington releases letter to the Chairman March 2015.

- PLCE board rebuffs Barington, leading to proxy contest. Resolved in Barington's favor with agreement to add two new directors, one nominated by Barington, one mutually agreed.

BARINGTON

Case Study: The Children's Place, Inc.



Active Strategy

- Change CEO compensation metrics to include return on invested capital.

- Improve corporate governance and ensure increased board engagement.

- Company beat FY2015 EPS estimates and authorized new $250mm share repurchase program.

- Jan 2016 Company announces it had strengthened governance through expanded proxy access, easing shareholder ability to call special meetings, embracing majority vs supermajority voting, limiting number of outside directorships, enhancing transparency and other measures.

"Children's Place Inc. rose the most in more than four years after posting third-quarter profit that topped analyst estimates and authorizing a $250 million stock buyback. …The company also has worked to cut expenses and add sales through international and wholesale channels " (Bloomberg, Dec 8, 2015)

BARINGTON

Case Study: The Children's Place, Inc.



Stock performance of The Children's Place versus the S&P 500 and Russell 2000 Indices (starting at initial purchase date)



See Important Disclosures on page 1.

This case study is being provided for discussion purposes only to illustrate the investment process utilized by Barington and is not necessarily indicative of other investments made by Barington. There can be no assurance that Barington's investment in any other company will ultimately be profitable.

BARINGTON

Case Study: Darden Restaurants, Inc.



Situation Overview

- $6.8bn market cap company with portfolio of eight restaurant brands

- Stock had underperformed peers and broad market

- Acquisitions had created revenue growth but hurt operating margins

- Failure to capture economies of scale from acquisitions

- Company too complex and unfocused, with bloated infrastructure and disparate brands across different consumer segments

Barington's Initial Actions

- Feb 2013: Initial accumulation leading to 2% stake. Approach management and board.

- Oct 2013: Barington publishes letter recommending Darden separate its mature and high growth businesses and explore alternatives to monetize real estate assets

- Dec 2013: Darden announces potential sale of Red Lobster; Barington releases presentation detailing significant upside value for Darden

BARINGTON

Case Study: Darden Restaurants, Inc.



Active Strategy

- Mar 2013: Second letter released calling for Darden to allow shareholders to vote on proposed Red Lobster sale, begin search for new CEO, improve corporate governance and appoint independent board Chair

- May 2014: Stock falls in response to Darden's board approving sale of Red Lobster for $2.1bn; Barington calls divestiture "unconscionable….for what amounts to a 'fire sale'

- July 2014: Company announces CEO would step down

- Oct 2014: Entire board is replaced at Oct 10 annual meeting as the result of the actions of another activist

- Nov 2015: Darden spins out real estate assets into $750mm public REIT, Four Corners Property Trust, applies proceeds to $1bn debt reduction

- Barington remains invested, believing further value can be realized through cost reductions and separation of businesses

- Barinton's IRR on the investment has been approximately 25%

"Barington kicked off the year's biggest activist victory, the fight at Darden Restaurants Inc., where it first publicly called to break up the Olive Garden parent last year."

- The Wall Street Journal, Dec. 1, 2014

BARINGTON

See Important Disclosures on page 1

Case Study: Darden Restaurants, Inc.



Stock performance of Darden Restaurants versus the S&P 500 and Russell 2000 Indices (starting at initial purchase date)

Stock Performance of Darden from Initial Date of Purchase

40%

Legend: Darden — S&P — Russell 2000

See Important Disclosures on page 1.

This case study is being provided for discussion purposes only to illustrate the investment process utilized by Barington and is not necessarily indicative of other investments made by Barington. There can be no assurance that Barington's investment in any other company will ultimately be profitable.

BARINGTON

Case Study: Dillard's Inc.



Situation Overview

- Market cap of approximately $2.4 billion.

- Company traded at a discount to its tangible book value of $33 per share and held a substantial portfolio of owned real estate (approximately 75% of its locations).

- Company had poor corporate governance and was underperforming its industry peers in most retail metrics.

- Poor leadership, strategic vision and execution by senior management (Dillard family members).

- Opportunity for Dillard's to increase shareholder value by improving its merchandising strategy, enhancing inventory management, cutting costs, closing non-performing stores and unlocking the value of its 45 million square feet of owned real estate.

Barington's Initial Actions

- Began to purchase shares in 2007, acquiring a 3.7% stake by the third quarter of 2007.

- After being unable to initiate a private dialog with management, Barington made its letters to management and the Board public.

- Teamed with a co-investor to report a 5.3% ownership stake in the Class A shares in 2008.

BARINGTON

Case Study: Dillard's Inc.



Active Strategy

- In June and August 2007, Barington issued press releases disclosing its desire to meet with the management of Dillard's to discuss ways to maximize shareholder value, as Barington was unable reach the CEO by telephone to schedule a meeting.

- In November 2007, Dillard's board approved a share buyback of $200 million in Class A common stock.

- In January 2008, Barington partners with a co-investor and the Barington Group filed a Schedule 13D reporting the group's 5.3% ownership stake in Dillard's. The filing included a summary of Barington's recommendations to improve its profitability and share price performance, including initiatives in areas such as merchandising, inventory management, cost containment and corporate governance and measures to unlock the value of the Company's real estate portfolio.

- In April 2008, the Barington Group, along with an institutional stockholder, reached an agreement with Dillard's to add four new directors to the Board at the 2008 annual meeting.

- The new directors worked with management to implement Barington's recommendations, including the closing of underperforming stores, the reduction of SG&A and merchandising improvements.

- Dillard's becomes one of the top performing retail stocks in 2010 and 2012 and has since traded at over $**130** a share.

BARINGTON

Case Study: Dillard's Inc.



Stock performance of Dillard's versus the S&P 500 and Russell 2000 Indices (starting at initial purchase date)



See Important Disclosures on page 1

This case study is being provided for discussion purposes only to illustrate the investment process utilized by Barington and is not necessarily indicative of other investments made by Barington. There can be no assurance that Barington's investment in any other company will ultimately be profitable.

BARINGTON

Case Study: The Warnaco Group, Inc.



Situation Overview

- Market cap of approximately $850 million.

- The Company had outstanding brands such as Speedo, Calvin Klein and Chaps, as well as underperforming intimate apparel and swimwear brands such as J.Lo and Ocean Pacific.

- A string of operational disappointments and financial restatements severely depressed the stock and created a buying opportunity.

Barington's Initial Actions

- Accumulation in 2006 of approximately 5.6% of the Company.

- In August 2006, Barington filed a Schedule 13D outlining its strategy to improve shareholder value which included operational and merchandising improvements, expense reductions and disposition of non-core brands.

- Constructive dialog with Warnaco CEO.

BARINGTON

Case Study: The Warnaco Group, Inc.



Active Strategy

- In September 2006, Barington met with Warnaco's management team to discuss measures to improve shareholder value and improve execution in light of the Company's past operating disappointments. Among other things, Barington made specific operational suggestions to improve margins through better merchandising and SG&A and corporate expense reductions. Barington also recommended that the Company dispose of non-core brands and licenses, especially underperforming divisions of the Company's intimate apparel and swimwear segments.

- CEO Joseph Gromek began implementing most of Barington's suggestions, including the disposition of underperforming non-core assets, and improved execution by Warnaco's management team, resulting in improved margins.

- In October 2006, Warnaco sold its Ocean Pacific brand for $54 million.

- In December 2007, Warnaco sold its Catalina, Anne Cole and Cole of California brands for $23 million.

Warnaco publicly credited Barington with helping turn things around at the Company. "Barington forced our hand to do some things sooner," a Warnaco spokesman stated. "It accelerated our need to take action on our underperforming businesses." (Warnaco Rallies, Crain's New York, June 17, 2007)

BARINGTON

Case Study: The Warnaco Group, Inc.



Stock performance of Warnaco versus the S&P 500 and Russell 2000 Indices (starting at initial purchase date)

Legend: WRC ----- S&P 500 ——— Russell 2000

See Important Disclosures on page 1.

This case study is being provided for discussion purposes only to illustrate the investment process utilized by Barington and is not necessarily indicative of other investments made by Barington. There can be no assurance that Barington's investment in any other company will ultimately be profitable.

91

BARINGTON

Case Study: Steve Madden, Ltd.



Situation Overview

- Market cap of approximately $250 million.

- Strong fashion brand poorly managed by an under-qualified management team while Steven Madden was serving a prison term for securities law violations.

- Healthy balance sheet with a large cash position.

- Corporate governance weaknesses.

Barington's Initial Actions

- In Q1 2005, Barington and its co-investors had accumulated approximately 7.7% of the outstanding shares.

- Communicated Barington's plan for value creation in a Schedule 13D filing.

BARINGTON

Case Study: Steve Madden, Ltd.



Active Strategy

- As a result of management's refusal to meet, Barington engaged in public letter-based dialogue with the Company.

- Filed Schedule 13D to make specific recommendations regarding management, cost cutting, corporate governance, stock buybacks, dividends and other methods to improve shareholder value.

- In February 2005, Barington entered into a settlement agreement with the Company that resulted in the Board authorizing a $35 million stock buyback, the appointment of an additional independent director to the Board (Harold Kahn, an experienced retail executive) and agreeing to quarterly meetings between Barington and the Board.

- Barington made several suggestions for operational improvements which were implemented by the Company over the course of the year that resulted in expansion, enhanced margins and significant earnings growth at the Company.

- Barington exited its position in December 2005 through open market sales of the Company's common stock.

- Steven Madden called James Mitarotonda in April 2005 to thank him.

"Madden's more generous share repurchase program was instituted after a New York hedge fund threatened a proxy battle last year for control of the company."
(Chicago Tribune, Dec. 2005)

BARINGTON

Case Study: Steve Madden, Ltd.



Stock performance of Steve Madden, Ltd. versus the S&P 500 and Russell 2000 Indices (starting at initial purchase date)



See Important Disclosures on page 1.

This case study is being provided for discussion purposes only to illustrate the investment process utilized by Barington and is not necessarily indicative of other investments made by Barington. There can be no assurance that Barington's investment in any other company will ultimately be profitable.

BARINGTON

Case Study: Nautica Enterprises, Inc.

Situation Overview

- Market cap of approximately $360 million.

- Strong free cash flow generation.

- Company traded at modest premium to net tangible assets, excluding value of the brand.

- Poor operating performance resulted in EBITDA multiple discount to peers.

- Potential acquisition target.

- Corporate governance weaknesses.

Barington's Initial Actions

- Acquired 3.1% stake in 2003.

- Ongoing communication with Management and Board.

BARINGTON

Case Study: Nautica Enterprises, Inc.

Active Strategy

- Barington recommended that the Company improve brand management and reduce operating costs, including executive compensation; also encouraged the Company to explore strategic alternatives.

- In June 2003, Barington filed a preliminary proxy statement seeking the election of representatives to the Nautica Board.

- In July 2003, Institutional Shareholder Services' (ISS) recommended that stockholders vote for Barington nominees James A. Mitarotonda and William J. Fox.

- On July 7, 2003, just one day before the shareholder meeting, Nautica announced that it had agreed to be acquired by VF Corp. for $17 a share.

- Barington withdrew its proxy solicitation for two board seats when the Company agreed to be acquired.

"Nautica's stock jumped nearly 21 percent yesterday, after a group of shareholders nominated three directors to the company's board to shake up management and explore a possible sale of the company. The investors, led by James A. Mitarotonda, chief executive of Barington Capital Group, have a history of shareholder activism."
(New York Post, June 2003)

BARINGTON

Case Study: Nautica Enterprises, Inc.

Stock performance of Nautica versus the S&P 500 and Russell 2000 Indices (starting at initial purchase date)



Legend: NAUT — S&P 500 — Russell 2000

See Important Disclosures on page 1.

This case study is being provided for discussion purposes only to illustrate the investment process utilized by Barington and is not necessarily indicative of other investments made by Barington. There can be no assurance that Barington's investment in any other company will ultimately be profitable.

BARINGTON

Case Study: Lancaster Colony Corp.



Situation Overview

- Market cap of ~$1.2 billion

- Conglomerate with three diverse operating business segments

- Ability to realize higher value from operational improvements and efficiencies

- Opportunity to divest capital-intensive Glassware and Automotive businesses

- Cash from non-core divestitures would strengthen already pristine balance sheet

Barington's Initial Actions

- In March 2007, Barington filed a Schedule 13D recommending that the Company implement measures to improve the Company's profitability and share price performance. These measures included the divesture of the Company's non-core automotive and glassware and candles segments, the reduction of corporate level expenses resulting from Lancaster's "holding-company" structure and the implementation of initiatives to return the Specialty Foods segment to historical levels of profitability.

- In October 2007, Lancaster Colony and Barington reached an agreement that avoided a proxy contest. The Company agreed to appoint a new independent director mutually acceptable to Barington.

BARINGTON

Case Study: Lancaster Colony Corp.



Active Strategy

- The Company agreed with Barington to form a task force to improve the Company's operations, productivity and profitability. The Company also agreed to implement certain corporate governance initiatives, establish a goal to repurchase more common stock and work toward completing its strategic review process for the Company's non-food businesses by August 31, 2008.

- In 2008, the Company proceeded to sell its non-core automotive and consumer and floral glass operations, added a new independent director to the Company's Board with food industry experience and exceeded its share repurchase goals.

- As a result, Lancaster significantly outperformed the Russell 2000 and S&P Midcap 400 Index in 2008.

- In March 2009, Barington publicly released a letter it sent to the Company's CEO commending him for the Company's performance in a challenging economic environment.

BARINGTON

See Important Disclosures on page 1

Case Study: Lancaster Colony Corp.



Stock performance of Lancaster Colony versus the S&P 500 Index (starting at initial purchase date)



See Important Disclosures on page 1.

This case study is being provided for discussion purposes only to illustrate the investment process utilized by Barington and is not necessarily indicative of other investments made by Barington. There can be no assurance that Barington's investment in any other company will ultimately be profitable.

BARINGTON

Case Study: Gerber Scientific, Inc.

Situation Overview

- Enterprise Value of ~$177 million.

- Significant opportunity for margin improvement.

- Company was performing poorly versus its peers.

- The Company's portfolio of small, loosely related and technology dependent businesses that Barington believed lacked the scale to deliver adequate returns to shareholders and compete effectively over the long run.

Barington's Initial Actions

- In the 3rd Quarter of 2009, James Mitarotonda and Javier Perez, a Senior Portfolio Advisor to Barington, met with the Chairman of the Board and the President and CEO of the Gerber Scientific to present Barington's plan to improve shareholder value at the Company.

- On September 17, 2009 the Company's shareholders elected Mr. Javier Perez to the Company's Board of Directors at the Annual Meeting of Shareholders.

- On June 8, 2010 Gerber Scientific announced that it had appointed Mr. James Mitarotonda, to serve as a director of the Company.

BARINGTON

See Important Disclosures on page 1

Case Study: Gerber Scientific, Inc.

Active Strategy

- Reduced the size of corporate-level expenses and R&D.

- Initiated a strategic review to determine the long-term viability and return on equity potential of each of the Company's businesses.

- In March 2010 the Company reported that in the third quarter of fiscal 2010 total outstanding debt was reduced by $6.0 million to $45 million

- In August 2010 Company announced its financial results for fiscal 2011 first quarter: Revenue for the quarter increased 8.2% to $118.3 million from $109.4 million for the comparable period last year. Net income for the quarter was $1.5 million, or $0.06 per diluted share, compared with $0.5 million, or $0.02 per diluted share, for the same period last year.   The strong performance allowed the Company to reduce outstanding debt by $7 million during the quarter, and brought total debt reduction to $35.5 million - or down nearly 50%.

- In December 2010, the Company announced that it had entered into an agreement to sell Gerber Coburn, its ophthalmic lens processing business, to Coburn Technologies, Inc. for $21.0 million. The Company used the proceeds from the divestiture to pay down debt and begin to return capital to shareholders.

- In August 2011, Gerber Scientific was acquired by Vector Capital for approximately $283 million.

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Case Study: Gerber Scientific, Inc.

Stock performance of Gerber Scientific versus the S&P 500 Index (starting at initial purchase date)



See Important Disclosures on page 1.

This case study is being provided for discussion purposes only to illustrate the investment process utilized by Barington and is not necessarily indicative of other investments made by Barington. There can be no assurance that Barington's investment in any other company will ultimately be profitable.

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For additional information and updates leading up to the 2016 Annual Meeting, please visit the Barington Group's website at www.barington.com/chicos.html. If you have any questions, or need any assistance voting the Barington Group's BLUE proxy card, please contact:



OKAPI PARTNERS LLC
1212 Avenue of the Americas, 24th Floor
New York, NY 10036
(212) 297-0720
Stockholders Call Toll-Free at: (877) 566-1922
E-mail: info@okapipartners.com

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